Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

February 3, 2006



Dear Ladies and Gentlemen:

On behalf of Ohio Valley Banc Corp., issuer has completed Schedule 13G for Morris and Dorothy Haskins Foundation, Inc.

If you have any questions with respect to this EDGAR filing, please contact us.

Sincerely,
/s/Deborah A. Carhart
Assistant Vice President
Shareholder Relations

Enclosures

                                  SCHEDULE 13G
                  PURSUANT TO SECTIONS 13 & 23 OF THE SECURITIES
                            AND EXCHANGE ACT OF 1934

                             OHIO VALLEY BANC CORP.

                 I.R.S. EMPLOYER IDENTIFICATION NO. 31-1359191

              420 Third Avenue, P.O. Box 240, Gallipolis, OH 45631

                            TELEPHONE: (740) 446-2631

                         Common Stock Without Par Value

                             CUSIP Number 677719106

ITEM 1.

a)        Name of Issuer:
               Ohio Valley Banc Corp.

b)        Address of Issuer's Principal Executive Offices:
               420 Third Avenue, P.O. Box 240, Gallipolis, OH 45631

ITEM 2.

a)        Name of Person Filing:
               Morris and Dorothy Haskins Foundation, Inc.
               Carol H. Wedge - Secretary (clerk)
               Paul D. Wedge, Jr.

b)        Address of Principal Business Office, or if None, Residence:
               1767 Chestnut St., Bowling Green, KY 42101

c)        Citizenship:
               United States Citizen

d)        Title of Class of Securities:
               Common Stock

e)        CUSIP Number:
               677719106

ITEM 3.   N.A.

ITEM 4.   OWNERSHIP

a) Amount Beneficially Owned: 330,335

b) Percent of Class: 7.7%

c) Number of shares to which such person has:

          i) Sole power to vote or to direct the vote - 330,335

         ii) Shared power to vote or to direct the vote - --0--

        iii) Sole power to dispose or to direct the disposition of - 330,335

         iv) Shared power to dispose or to direct the disposition of - --0--

ITEM 5. Ownership of Five Percent or Less of a Class:
               N.A.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person:
               N.A.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
               N.A.

ITEM 8.  Identification and Classification of Members of the Group:
               N.A.

ITEM 9.  Notice of Dissolution of Group:
               N.A.

ITEM 10. Certification:
               N.A.

                                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is trust,complete, and correct.

                                             Date:     January 8, 2006
                                                       ----------------------
                                             Signature: /s/ Carol H. Wedge
                                                       ----------------------
                                             Title:    Secretary (clerk)
                                                       ----------------------
                                             Signature: /s/ Paul D. Wedge, Jr.
                                                       ----------------------